UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )1

Northrop Grumman Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

666807 10 2

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 666807 10 2

1.	Name of Reporting Person: The TRW Employee Stock Ownership and Savings Plan (the "Plan")	I.R.S. Identification Nos. of above persons (entities only): I.R.S. No. 13-6260058

2. Check the Appropriate Box if a Member of a Group:

(a) ☐

(b) ☐

3. SEC Use Only:

4. Citizenship or Place of Organization:

The Plan was established by Northrop Grumman Space & Mission Systems Corp. (formerly known as TRW Inc.), an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 0
	6. Shared Voting Power: 9,804,212 (See footnote (1) to Item 4.)
	7. Sole Dispositive Power: 0
	8. Shared Dispositive Power: 9,804,212 (See footnote (2) to Item 4.)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:
9,804,212

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
☐

11. Percent of Class Represented by Amount in Row (9):
5.4%

12. Type of Reporting Person:
EP

Item 1.

(a) Name of Issuer:

Northrop Grumman Corporation ("Northrop Grumman")

(b) Address of Issuer's Principal Executive Offices:

1840 Century Park East
Los Angeles, California 90067

Item 2.

(a) Name of Person Filing:

The TRW Employee Stock Ownership and Savings Plan

(b) Address of Principal Business Office or, if none, Residence:

1900 Richmond Road
Cleveland, Ohio 44124

(c) Citizenship:

The Plan was established by Northrop Grumman Space & Mission Systems Corp., an Ohio corporation, for the benefit of its employees and employees of certain of its subsidiaries. Both U.S. and non-U.S. citizens may participate in the Plan.

(d) Title of Class of Securities:

Northrop Grumman Corporation Common Stock, $1.00 par value (hereinafter referred to as "Northrop Grumman Common")

(e) CUSIP Number:

666807 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. **Ownership.**

    (a)   Amount beneficially owned:

        9,804,212

    (b)   Percent of class:

        5.4%

    (c)   Number of shares as to which the person has:

        (i)   Sole power to vote or to direct the vote:

            0

        (ii)   Shared power to vote or to direct the vote:

            9,804,212(1)

        (iii)   Sole power to dispose or to direct the disposition of:

            0

        (iv)   Shared power to dispose or to direct the disposition of:

            9,804,212(2)

(1) Pursuant to the Plan, before each annual or special meeting of the stockholders of Northrop Grumman, each Plan participant with an account balance in Northrop Grumman Common credited to his or her account in the Plan is sent a copy of the proxy solicitation material. In addition, each participant is sent forms for advising the entity appointed by the Investment Committee appointed under the terms of the Plan (the "Voting Manager") how to vote the shares of Northrop Grumman Common held for the participant's account. Upon receipt of instructions from each Plan participant, the Voting Manager votes the shares as instructed, subject to its fiduciary duties under ERISA. The Voting Manager has the right to vote, at its discretion, the shares of Northrop Grumman Common for which no voting instructions are received from participants. The Voting Manager also has the right to vote, at its discretion, or to grant discretionary voting authority to proxy holders with respect to non-directed shares on matters that are brought to a vote at an annual or special meeting of the shareholders of Northrop Grumman which are not set forth on the voting instruction form sent to participants in advance of the meeting.

(2) Under certain circumstances, a participant may elect to withdraw the value of his or her account in the Plan, including that portion of his or her account in the Northrop Grumman Stock Fund. Withdrawals from the Northrop Grumman Stock Fund are currently paid in cash, unless the Plan participant elects to receive shares, in which case the withdrawal is paid in whole shares. Subject to restrictions with respect to company contributions to the Northrop Grumman Stock Fund, a participant may elect at any time to transfer funds from one investment fund available under the Plan to another fund. Such elections might have the effect of requiring the Plan to dispose of shares and to use the proceeds therefrom to fund such transfer. In the case of a tender offer for Northrop Grumman Common, the Voting Manager will tender or not tender the shares held for participants' accounts in accordance with directions received from participants; provided, however that (i) the Voting Manager will determine whether or not to tender shares for which no valid directions are received from Plan participants in their discretion; and (ii) participants that are required to file reports under Section 16(a) of the Exchange Act with respect to equity securities of Northrop Grumman do not have the right to direct the Voting Manager as to whether shares of Northrop Grumman Common attributable to their accounts should be tendered.

Item 5. **Ownership of Five Percent or Less of a Class.**

Not applicable.

Item 6. **Ownership of More than Five Percent on Behalf of Another Person.**

The Plan is a combined profit-sharing and employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code. That part of the Plan comprised of a fund in which company contributions are invested in Northrop Grumman Common is an employee stock ownership plan ("ESOP"), while the remaining funds form a profit-sharing plan. All shares of Northrop Grumman Common held by the Plan are held for the benefit of participants. Dividends paid in respect of shares of Northrop Grumman Common held by the Plan are paid in cash directly to the participants.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.**

Not applicable.

Item 8. **Identification and Classification of Members of the Group.**

Not applicable.

Item 9. **Notice of Dissolution of Group.**

Not applicable.

Item 10.   **Certification.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date: February 14, 2003

                                         THE TRW EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                                         By: Administrative Committee

                                         By: /s/ Patricia Summers

                                         Name: Patricia Summers

                                         Title: Member - Administrative Committee


5
